366	Additional information

Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2014	2013	2012	2011	2010
Earnings:

Income before taxes	889	1,189	2,005	1,027	1,727

Add: Fixed charges included in earnings	1,542	1,746	2,151	2,148	2,438
(A) Total Earnings	2,432	2,934	4,156	3,175	4,165

Fixed charges:

Interest	371	355	519	491	426

Interest on fixed annuities, investment contracts and savings accounts	1,171	1,391	1,632	1,657	2,012
Sub-total fixed charges included in earnings	1,542	1,746	2,151	2,148	2,438

Dividend on preferred shares	-	24	59	59	59

Coupons on perpetual capital securities	171	194	230	237	251

Coupons on Non-Cumulative Subordinated Notes	32	28	30	-	-
(B) Total fixed charges	1,744	1,992	2,470	2,444	2,748

Ratio: (A) / (B)	1.4	1.5	1.7	1.3	1.5

Ratio excluding interest on fixed annuities, investment contracts and savings accounts	2.2	2.6	3.0	1.9	2.9

Annual Report on Form 20-F 2014